EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2007	2006	2005	2004	2003
	(in millions, except ratios)
Earnings

Income (Loss) from Continuing
Operations Before Income Tax and Cumulative Effect of Accounting Principle Change	$997.2	$465.4	$693.9	$(275.7)	$(452.4)
Fixed Charges	210.2	221.3	239.3	239.3	219.2

Adjusted Earnings	$1,207.4	$686.7	$933.2	$(36.4)	$(233.2)

Fixed Charges

Interest and Debt Expense	$183.1	$191.8	$208.0	$207.1	$187.2
Interest Credited to Policyholders	10.7	11.5	13.8	14.2	16.7
Amortization of Deferred Debt Costs	5.0	6.1	7.8	7.3	5.4
Portion of Rents Deemed
Representative of Interest	11.4	11.9	9.7	10.7	9.9

Total Fixed Charges	$210.2	$221.3	$239.3	$239.3	$219.2

Ratio of Earnings to Fixed Charges	5.7	3.1	3.9	(a )	(a )

(a)	Earnings were inadequate to cover fixed charges. The coverage deficiency totaled $275.7 million and $452.4 million for the years ended December 31, 2004 and 2003, respectively.